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                             July 2, 2021

       David Cohen
       Secretary
       Reinvent Technology Partners
       215 Park Avenue, Floor 11
       New York, NY 10003

                                                        Re: Reinvent Technology
Partners
                                                            Amended
Registration Statement on Form S-4
                                                            File No. 333-254988
                                                            Filed June 11, 2021

       Dear Mr. Cohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4/A filed June 11, 2021

       Unaudited Pro Forma Condensed Combined Financial Information, page 178

   1. We note your response to prior comment 5 related to the transaction costs disclosed in note 2(P), including
the fact that the costs have not yet been recorded by RTP. Given that the costs are
appropriately recorded in the pro forma balance sheet, it remains unclear to us why you do not
believe the costs are not required to be recorded in the pro forma statement of operations
for the year ended December 31, 2020 since that statement is presented as if the
transaction occurred on January 1, 2020. Please clarify or revise.
       RTP's Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 200

   2. Please correct or reconcile the disclosures provided in the second paragraph under Results
 David Cohen
FirstName   LastNameDavid  Cohen
Reinvent Technology  Partners
Comapany
July 2, 2021NameReinvent Technology Partners
July 2,2 2021 Page 2
Page
FirstName LastName
         of Operations with amounts presented in RTP's annual and interim financial statements.
Change in Independent Registered Public Accounting Firm, page 268

3. We note your response to comment 8, including the disclosures you provided and the exhibit you filed. In regard to the letter from Frank, Rimerman + Co. LLP, filed as Exhibit
         16.1, it appears the former auditor has essentially only agreed with the disclosures provided in the second paragraph on page 268 and indicated they have no basis to agree or disagree with the other statements contained therein. Pursuant to Item 304 of Regulation
         S-K, it appears the former auditor is also required to agree or disagree with the disclosures provided in the third paragraph on page 268, regarding disagreements and reportable events during their tenure. Please obtain and file an updated letter from Frank, Rimerman
         + Co. LLP that agrees or disagrees with the disclosures provided in both the second and third paragraphs on page 268.

Joby Aero, Inc. and Subsidiaries
Financial Statements
Note 15. Subsequent Events, page F-81

4. As previously requested, please disclose the estimated fair value of the restricted stock units you granted here and on page F-107.
Note 4. Acquisition of Uber Elevate, page F-95

5.       Please address the following regarding the acquisition of Uber
Elevate:
             Tell us the number of common shares of the post business combination company that the series C preferred stock issued to acquire Uber Elevate will be exchanged into and address how that was considered in estimating the fair value of the the series C preferred stock issued.
             More fully explain to us how you determined Uber Elevate is a business and has value separate and apart from the collaborative agreement. Expand your disclosures to more fully explain the terms of the collaborative
             agreement.
             Expand your disclosures to discuss how you will assess the collaborative agreement for impairment in future periods.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Cohen
Reinvent Technology Partners
July 2, 2021
Page 3

       You may contact Anne McConnell at 202-551-3709 or Mindy Hooker at 202-551-3732 if
you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Cohen
                                                         Division of
Corporation Finance
Comapany NameReinvent Technology Partners
                                                         Office of
Manufacturing
July 2, 2021 Page 3
cc:       Christopher M. Barlow
FirstName LastName